UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul, 4

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Explanatory Note

This Report on Form 6-K contains, as exhibits, certain documents listed below relating to the issuance and sale by Banco Bilbao Vizcaya Argentaria, S.A. (the “Issuer”) of U.S.$1,250,000,000 aggregate principal amount of 4.968% Senior Non-Preferred Fixed Rate Notes due 2031 (the “Notes”). This Report on Form 6-K and the Exhibits hereto are hereby incorporated by reference into the Registration Statement on Form F-3 (No. 333-289121) filed with the Securities and Exchange Commission.

Exhibit Index

Exhibit	Description of Exhibit

1.1	Pricing Agreement dated April 30, 2026

4.11	Fourth Supplemental Indenture for the Notes dated as of May 8, 2026 between the Issuer, as Issuer, and The Bank of New York Mellon, acting (except with respect to its role as Security Registrar) through its London Branch, as Trustee, Paying Agent, Transfer Agent and Security Registrar

4.12	Form of Security Certificates representing the Notes (included in Exhibit 4.11)

5.1	Opinion of Davis Polk & Wardwell LLP, special United States counsel to the Issuer, as to the legality of the Notes being registered

5.2	Opinion of J&A Garrigues, S.L.P., Spanish counsel to the Issuer, as to the legality of the Notes being registered

23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)

23.2	Consent of J&A Garrigues, S.L.P. (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ Ignacio Echevarría Soriano
Name:	Ignacio Echevarría Soriano
Title:	Authorized Representative

Date: May 8, 2026